Fairness Opinion
Prepared for the Special Committee to Caprius, Inc.

Date: November 10, 2010

Prepared By: Hempstead & Co. Inc.

Due Diligence and Materials Reviewed

- Discussions with Roger Miller, of Independent Committee Late September 2010.
- Engagement letter submitted to the Special Committee to Caprius, Inc. Oct 13
- November 2, 2010: Conference call with Roger W. Miller, Chairman of the Special Committee to Caprius, Kenneth Leung, Member of the Special Committee to Caprius, Blake Shear, KPMG, Ali Shakiba, KPMG, Stephen M. Davis, Esq., Goodwin Procter.
- November 8,2010: Meet at Caprius HQ with Dwight Morgan CEO
- November 8, 2010 Vintage presentation, Caprius Board meeting at offices of Goodwin Procter
- November 9, 2010 Negotiations with Vintage

HEMPSTEAD & CO.
INCORPORATED

Due Diligence and Materials Reviewed (Cont.)

- Caprius, Inc. Form 10K, FYE September 30, 2009.
- Caprius, Inc. Form 10KSB, FYE September 30, 2007
- Caprius, Inc. Form 10KSB, FYE September 30, 2006
- Caprius, Inc. Form 10Q, quarter ended June 30, 2010
- Caprius, Inc. Form 8K, filed September 24, 2010
- Caprius, Inc. Form 8K, filed January 28, 2010
- Caprius Inc. Form 13D filed January 29, 2010
- Caprius management projections
- Caprius marketing presentation & materials

Summary of Findings

- Based upon the relevant facts and our interpretation of them, it is our opinion that the Common Stock Merger Consideration to be received by the common stockholders of Caprius, Inc. on an as-converted basis, as a consequence of the Merger, is fair to the common stockholders of Caprius, Inc., from a financial point of view.

- Our opinion is based upon the assumption that the Series E and Series F Preferred Stock of the Company are converted to common stock, resulting in total common share equivalents of 14,056,865.

Caprius, Inc.

Caprius, Inc. : Profile

- The Company, through its wholly-owned subsidiary M.C.M. Environmental Technologies, Inc. ("MCM) is engaged in the infectious medical waste disposal business. MCM developed, markets and sells the SteriMed and SteriMed Junior compact systems (together, the "SteriMed Systems") that simultaneously shred and chemically disinfect regulated medical waste ("RMW"),utilizing its proprietary, EPA registered, bio-degradable chemical known as Ster-Cid. The SteriMed Systems are sold in both the domestic and international markets.
- Historically, the company utilized global component manufacturers and assembled the SteriMed Systems in-house, at its manufacturing facility in Moledet, Israel. In September 2008, as part of a strategy to reduce operating costs, the Company closed its manufacturing and assembly facility in Moledet, Israel. Manufacturing responsibilities were outsourced to a third-party contract assembly supplier located in Israel.
- The Company leases administrative office space in Paramus, New Jersey and approximately 2,000 feet of warehouse space in Michigan. The Company currently leases a facility on a month-to-month basis in Tel Yosef, Israel for storage of its inventory and parts prior to their dispatch to the contract assembly partner's facility.

Debt Financing

- On September 16, 2009, the Company entered into a Securities Purchase and Sale Agreement (the "Loan Facility") with Vintage Capital Group, LLC ("Vintage"), whereby Vintage extended a $3.0 million loan facility to the Company maturing on December 16, 2010. Interest on advances under the Loan Facility accrues at a rate of 14% per annum (currently subject to a default rate of 17% per annum). Advances under the Loan Facility, including any subsequent fundings are secured by the grant to Vintage of a first priority lien, pledge and security interest in substantially all of the Company's assets.
- On January 22, 2010, as a post-closing obligation under the Loan Facility, the Company issued a warrant to Vintage (the "Vintage Warrant") to purchase 40% of its common stock, $.01 par value ("Common Stock"), on a fully diluted basis at an exercise price of $0.01 per share for a term of seven years.
- As of September 8, 2010, the Company entered into Amendment No. 1 (the Amendment") to the Loan Facility, whereby the maximum availability thereunder was increased up to $4 million, provided that the Company pay to Vintage all funds collected on their accounts receivables. deposits and pre-payments hereafter generated for repayment of outstanding capitalized obligation.
- As of November 4, 2010, the Company, entered into Amendment No. 2 of the Loan Facility whereby the maximum availability thereunder was increased to $4.5 million.
- December 16, 2010 loan maturity

Caprius: Recent Developments

- The Israeli contract assembly company was unable to weather the economic downturn in 2009. As part of its efforts to resume full-scale manufacturing and to comply with the terms of the Loan Facility, the Company is actively seeking new manufacturers (in the US) and alternative solutions for the manufacture of their components in lower cost regions. The Company has reached a temporary agreement with a contract assembly supplier in Israel to assemble both the SteriMed Junior and Senior, under the direct supervision of MCM.
- The Company has incurred substantial recurring losses. During the nine months ended June 30, 2010, the Company used cash flows from operating activities of approximately $2,254,000. The Company's working capital deficiency was approximately $3,655,000 as of June 30, 2010. The Company's accumulated deficit was approximately $89,559,000 as of June 30, 2010. In addition the Company has a stockholders' deficiency of approximately $4,215,000 at June 30, 2010.
- Upon entry into the Amendment, Vintage advanced an additional $519,837 to the Company.
- The Company's working capital deficiency and substantial recurring losses from operations raise substantial doubt about its ability to continue as a going concern (Form 10K, 2009, Form 10Q, 6/2010).

Income Statement Summary

Caprius, Inc. and Subsidiaries
Income Statement Summary
Years Ended

	Sept. 30 2006	Sept. 30 2007	Sept. 30 2008	Sept. 30 2009	June 30 2010
Revenues					
Product sales	$ 1,069,902	$ 2,540,439	$ 2,864,229	$ 1,239,865	$ 1,050,824
Royaltee fees	165,567	123,965	-	-	-
Total revenues	1,235,469	2,664,404	2,864,229	1,239,865	1,050,824
Operating Expenses					
Cost of product sales	802,532	1,859,911	2,196,225	1,051,858	1,028,957
Research and development	342,587	263,992	288,380	83,918	(6,534)
Selling, general and administrative	3,064,084	4,316,493	5,425,524	2,990,388	2,560,372
Impairment of goodwill	452,000	-	285,010	-	-
Total operating expenses	4,661,203	6,440,396	8,195,139	4,126,164	3,582,795
Operating Loss	(3,425,734)	(3,775,992)	(5,330,910)	(2,886,299)	(2,531,971)
Other Income/(Expense)					
Proceeds from settlement of royalty agreement	-	500,000	-	-	-
Other income	-	33,374	91,988	70,443	177,677
Interest income/(expenses)	29,693	(7,055)	(12,034)	(75,969)	(1,177,153)
Gain on change in fair value of derivative liabilities	-	-	-	-	728,481
Total Other Income/ (Expense)	29,693	526,319	79,954	(5,526)	(999,476)
Net Loss	$(3,396,041)	$(3,249,673)	$(5,250,956)	$(2,891,825)	$(3,531,447)

HEMPSTEAD & CO.
INCORPORATED

Balance Sheet Summary

Caprius, Inc. and Subsidiaries
Balance Sheet Summary

ASSETS	Sept. 30 2006	Sept. 30 2007	Sept. 30 2008	Sept. 30 2009	June 30 2010
Current Assets					
Cash	$ 1,068,954	$ 634,657	$ 254,350	$ 87,174	$ 181,011
Accounts receivable, net	249,761	833,033	856,374	30,725	28,966
Inventories	952,116	911,244	1,921,425	1,151,460	1,052,160
Other current assets	-	76,678	13,177	111,326	11,522
Total current assets	2,270,831	2,455,612	3,045,326	1,380,685	1,273,659
Property and equipment, net	80,326	105,504	112,138	82,297	64,561
Other Assets					
Deferred financing cost, net	-	-	-	593,840	296,993
Goodwill	285,010	285,010	-	-	-
Intangible assets, net	120,083	22,083	-	-	-
Other	20,770	16,486	18,486	23,186	21,686
Total other assets	425,863	323,579	18,486	617,026	318,679
Total Assets	$ 2,777,020	$ 2,884,695	$ 3,175,950	$ 2,080,008	$ 1,656,899

Balance Sheet Summary

Caprius, Inc. and Subsidiaries
Balance Sheet Summary

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities					
Short-term loans payable, net of discount	$ -	$ -	$ -	$ 99,466	$ 100,000
Notes payable	-	-	-	1,111,132	3,112,145
Accounts payable	383,458	741,681	1,436,130	965,301	535,694
Advances from consumers	-	271,375	189,146	414,539	177,646
Accrued expenses	59,402	84,537	193,133	457,272	503,460
Accrued compensation	174,669	204,903	325,903	568,678	499,902
Total current liabilities	617,529	1,302,496	2,144,312	3,616,388	4,928,847
Long-Term Liabilities					
Derivative liabilities	-	-	-	-	140,112
Dividends payable	-	-	456,790	933,248	803,374
Total Liabilities	617,529	1,302,496	2,601,102	4,549,636	5,872,333
Stockholders' Equity					
Preferred stock- Series B	2,700,000	-	-	-	-
Preferred stock- Series D	3,000,000	1,949	1,729	1,443	653
Preferred stock- Series E	-	100	92	91	42
Preferred stock- Series F	-	-	783	780	600
Common stock	33,228	38,508	47,780	54,330	54,330
Additional paid-in capital	74,001,747	82,366,799	87,057,367	87,389,310	85,290,566
Accumulated deficit	(77,573,234)	(80,822,907)	(86,530,653)	(89,913,332)	(89,559,375)
Treasury stock	(2,250)	(2,250)	(2,250)	(2,250)	(2,250)
Total stockholders' equity	2,159,491	1,582,199	574,848	(2,469,628)	(4,215,434)
Total Liabilities and Stockholders' Equity	$ 2,777,020	$ 2,884,695	$ 3,175,950	$ 2,080,008	$ 1,656,899

Transaction Analysis

Transaction Summary

- Transaction Structure: **Merger**
- Parties: Vintage Capital Group, LLC, a Delaware limited liability company ("Parent"), Capac Co., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Caprius, Inc., a Delaware corporation (the "Company").
- Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger (the "Surviving Corporation").
- Each share of common stock, par value $0.01 per share, of the Company will be converted into the right to receive $0.065 per share, in cash.
- Each share of Series E Preferred Stock, par value $0.01 per share, of the Company will be converted into the right to receive an amount equal to $40.625 per share, in cash.
- Each share of Series F Preferred Stock, par value $0.01 per share, of the Company will be converted into the right to receive an amount equal to $6.50 per share, in cash.

Capitalization

- Common Shares Issued and Outstanding
  - 5,431,865
- Series E Preferred Stock
  - 4,200
  - Each Series E share is convertible into 625 shares of common stock
- Series F Preferred Stock
  - 60,000
  - Each Series E share is convertible into 100 shares of common stock

Common Share Equivalents

Common Shares Outstanding	5,431,865
Series E Preferred (converted)	2,625,000
Series F Preferred (converted)	6,000,000
Common Share Equivalents	14,056,865

HEMPSTEAD & CO.
INCORPORATED

Transaction Rationale

- Caprius would otherwise have extremely limited access to cash and the ability to continue to operate as a going concern is doubtful.
- Caprius senior debt matures Dec 16, 2010.
- Vintage investment to date in Caprius would be wasted if key IP expires in a bankruptcy.
- Caprius relieved of public company expense, unsuccessful as a public company.
- Caprius needs new capitalization to pursue its growth plan.

Valuation Analysis

Fair Value Analysis

- Definition of fair value: A judicially determined standard of value. Pursuant to Section 262 (h) of the Delaware General Corporation Law, the fair value standard is set forth as follows:

  > " [T]he court shall appraise the shares, determining the fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors."

- Three primary approaches:
  - Market Approach
    - Actual Stock Price
    - Guideline Public Company Method
    - Comparable transaction data (M&A Method)
  - Income Approach
    - Discounted Cash Flows Methodology
  - Asset Approach
    - Adjusted Net Asset Value

Caprius Stand-Alone Valuation

- This exercise will (i) quantify the value given up by Caprius stockholders as a result of the proposed Merger.
- Caprius's common shares are publicly-registered and traded over-the-counter, which may provide one indication of value. In fairness analysis, alternative approaches (in addition to Caprius's quoted stock price) are typically analyzed under the assumption that a company's quoted market price may not, in all cases, be the most reliable indication of fair value.
  - Alternative market-based indications involve (i) analysis of comparable public companies and (ii) merger and acquisition transactions involving comparable targets
  - Income-based approach: Discounted Cash Flows methodology
  - Asset-based approach: Net Asset Value methodology
- Qualitative Factors Considered
  - The Company's single-product pipeline lacks diversification and presents a high level of risk to an investor.
  - The Company is in significant financial and operational distress.
  - The Company is in a state of flux with respect to the manufacturing of its products.
  - The Company will be unable to continue as a going concern without a transaction or considerable cash infusion on the near future.

Market Price Analysis

Caprius, Inc. (CAPI.OB) Daily Stock Price History

Date	Open	High	Low	Close	Volume	Adj Close
11/5/2010	0.03	0.03	0.03	0.03	40000	0.03
11/4/2010	0.02	0.02	0.02	0.02	0	0.02
11/3/2010	0.02	0.02	0.02	0.02	0	0.02
11/2/2010	0.02	0.02	0.02	0.02	0	0.02
11/1/2010	0.02	0.02	0.02	0.02	0	0.02
10/29/2010	0.02	0.02	0.02	0.02	0	0.02
10/28/2010	0.02	0.02	0.02	0.02	0	0.02
10/27/2010	0.03	0.03	0.02	0.02	12000	0.02
10/26/2010	0.03	0.03	0.03	0.03	0	0.03
10/25/2010	0.03	0.03	0.03	0.03	5800	0.03
10/22/2010	0.03	0.03	0.03	0.03	0	0.03
10/21/2010	0.03	0.03	0.03	0.03	1500	0.03
10/20/2010	0.03	0.03	0.03	0.03	0	0.03
10/19/2010	0.03	0.03	0.03	0.03	0	0.03
10/18/2010	0.03	0.03	0.03	0.03	0	0.03
10/15/2010	0.03	0.03	0.03	0.03	0	0.03
10/14/2010	0.03	0.03	0.03	0.03	0	0.03
10/13/2010	0.03	0.03	0.03	0.03	0	0.03
10/12/2010	0.03	0.03	0.03	0.03	0	0.03
10/11/2010	0.03	0.03	0.03	0.03	0	0.03
10/8/2010	0.03	0.03	0.03	0.03	0	0.03
10/7/2010	0.03	0.03	0.03	0.03	0	0.03
10/6/2010	0.03	0.03	0.03	0.03	0	0.03
10/5/2010	0.03	0.03	0.03	0.03	0	0.03
10/4/2010	0.03	0.03	0.03	0.03	0	0.03
10/1/2010	0.03	0.03	0.03	0.03	0	0.03

Caprius, Inc. (CAPI.OB) Monthly Stock Price History

Date	Open	High	Low	Close	Volume	Adj Close
11/1/2010	0.02	0.03	0.02	0.02	6,000	0.02
10/1/2010	0.03	0.03	0.03	0.03	400	0.03
9/1/2010	0.03	0.03	0.03	0.03	400	0.03
8/2/2010	0.01	0.04	0.01	0.03	2,900	0.03
7/1/2010	0.01	0.02	0.01	0.01	2,500	0.01
6/1/2010	0.03	0.03	0.01	0.01	4,900	0.01
5/3/2010	0.02	0.05	0.02	0.03	8,800	0.03
4/1/2010	0.04	0.04	0.02	0.02	9,300	0.02
3/1/2010	0.02	0.04	0.02	0.03	6,600	0.03
2/1/2010	0.02	0.02	0.02	0.02	8,500	0.02
1/4/2010	0.02	0.10	0.02	0.02	25,300	0.02
12/1/2009	0.05	0.05	0.01	0.02	95,800	0.02
11/2/2009	0.05	0.05	0.05	0.05	600	0.05
10/1/2009	0.03	0.05	0.03	0.05	1,100	0.05
9/1/2009	0.05	0.07	0.03	0.03	6,700	0.03
8/3/2009	0.04	0.05	0.04	0.05	800	0.05
7/1/2009	0.04	0.04	0.04	0.04	1,300	0.04
6/1/2009	0.10	0.10	0.04	0.04	8,800	0.04
5/1/2009	0.06	0.10	0.06	0.10	1,100	0.10
4/1/2009	0.06	0.06	0.06	0.06	-	0.06
3/2/2009	0.10	0.25	0.06	0.06	1,300	0.06
2/2/2009	0.10	0.10	0.09	0.09	100	0.09
1/2/2009	0.11	0.11	0.10	0.10	600	0.10
12/1/2008	0.10	0.15	0.08	0.08	1,400	0.08
11/3/2008	0.13	0.15	0.10	0.10	1,400	0.10

Guideline Public Company Methodology

- Based upon the presumption that prices paid for one company provide an indication of what a buyer would be willing to pay for the stock of another company sharing similar characteristics.
- Hoover's Online database was utilized to identify potential comparables. Primary search criteria were public companies involved in the development and manufacture of medical waste disposal products. Such companies may be classified under classified under the primary NAICS code 339112 .
- After identifying comparable public companies, comparison of relative investment characteristics is performed (following pages). Several factors are noted:
  - The guideline companies, on average, have more diversified product portfolios and services offerings. Caprius is a single-product (2 versions) company.
  - The guideline companies, on average, have more favorable financial positions and more established operations than Caprius.
  - The Company has only $1.0 million in revenues, has suffered consecutive periods of net loss and has a negative book value.
- The Company lacks the income or balance sheet bases for purposes of selecting and applying meaningful market-based valuation multiples.
- Ultimately, it was determined that the guideline public company data was not useful as a primary valuation methodology.
- Data is presented on the following slide.

Guideline Public Company Analysis

(in $000 except per-share)

Company Name	Ticker	Recent SEC Filing	LTM Revenues	LTM EBITDA	LTM Net Income	Total Assets	Net Worth	Current Assets	Current Liabilities	Net Working Capital	Cash	Debt
Biomedical Technology Solutions Holdings	BMTL	10Q filed 8/16/10	$ 530	Neg.	Neg.	$ 1,420	Neg.	$ 487	$ 1,316	$ (829)	$ 4	$ 916
Cantel Medical Corp.	CMN	10K filed 10/14/10	273,952	44,103	19,941	280,665	209,405	94,731	40,984	53,747	22,612	21,000
MedClean Technologies, Inc.	MCLN	10Q filed 8/23/10	2,175	Neg.	Neg.	2,493	Neg.	1,559	2,232	(673)	216	530
Sharps Compliance Corp.	SMED	10K filed 8/26/10	39,156	4,626.0	2,740	31,632	26,941	25,291	3,674	21,617	18,068	-
Stericycle, Inc.	SRCL	10Q filed 11/9/10	1,362,441	417,719	202,507	2,434,286	1,056,984	313,141	269,989	43,152	39,259	977,384
Steris Corporation	STE	10Q filed 8/9/10	1,163,170	163001	57,715	1,265,606	695,890	607,874	286,680	321,194	226,070	210,000

Neg.: Negative
NMF: Not Meaningful
LTM: Latest twelve-month period available
EBITDA excludes non-recurring, atypical or extraordinary items (e.g. impairment, restructuring, one-time gains, etc.)

HEMPSTEAD & CO.
INCORPORATED

Guideline Public Company Analysis

Company Name	Ticker	Net Profit Margin	EBITDA Margin	Asset Turnover	Current Ratio	Debt Ratio
Biomedical Technology Solutions Holdings	BMTL	NMF	NMF	0.4	0.4	65%
Cantel Medical Corp.	CMN	7.3%	16%	1.0	2.3	7%
MedClean Technologies, Inc.	MCLN	NMF	NMF	0.9	0.7	21%
Sharps Compliance Corp.	SMED	7.0%	12%	1.2	6.9	0%
Stericycle, Inc.	SRCL	14.9%	31%	0.6	1.2	40%
Steris Corporation	STE	5.0%	14%	0.9	2.1	17%

Company Name	Ticker	Stock Price (1)	Shares	MVE	Debt	(Cash)	MVIC	EBITDA	MVIC EBITDA
Biomedical Technology Solutions Holdings	BMTL	$ 0.30	31,632	$ 9,490	$ 916	$ (4)	$ 10,402	Neg.	NMF
Cantel Medical Corp.	CMN	20.42	16,866	344,410	21,000	(22,612)	342,798	44,103	7.8
MedClean Technologies, Inc.	MCLN	0.005	726,564	3,633	530	(216)	3,947	Neg.	NMF
Sharps Compliance Corp.	SMED	4.28	14,907	63,802	-	(18,068)	45,734	4,626	9.9
Stericycle, Inc.	SRCL	72.39	85,531	6,191,566	977,384	(39,259)	7,129,691	417,719	17.1
Steris Corporation	STE	34.77	59,571	2,071,293	210,000	(226,070)	2,055,223	163,001	12.6

(1) Adjusted close on 11/5/10

HEMPSTEAD & CO. INCORPORATED

Transaction / M&A Methodology

- Transaction / M&A Method is based upon the prices paid for comparable property in mergers and acquisitions.
- Source of transaction data was Mergerstat Review 2010 published by FactSet Mergerstat LLC and Pratt's Stats® online transaction database.
- Transactions posted by Mergerstat and Pratt's Stats® under various industry classifications were reviewed.
- Merged and acquired company data are from controlling interest transactions and generally reflect a premium for control and a premium for buyer-specific synergies (acquisition premium), which are difficult to quantify and may not be applicable to the universe of potential buyers.
- Transaction data provided insufficient/undisclosed valuation metrics.

Income-Based Approach:

Discounted Cash Flows Method

- Under the DCF Methodology, the value of company's stock is specifically determined by discounting to present value the expected returns that accrue to the various capital holders.

- The formula for calculating the present value or discounted value of one dollar to be received at time = t is given following:

$$PV = \frac{\$1}{(1+r)^t}$$

t = time $1 is received

r = discount rate

- The discount rate reflects the intrinsic risk of the investment. In general, the presence of factors which create the potential for large deviations from projections result in a higher risk premium applicable to a given company. Caprius would be viewed by an investor as having a similar risk profile to a venture capital investment; thus, a discount rate commensurate with the significant risk profile of Caprius is appropriate.

Stage of Development	Smith/Parr	Plummer	Scherlis and Sahlman
Start-Up	50%	50%-70%	50%-70%
First-Stage	40%	40%-60%	40%-60%
Second Stage	30%	35%-50%	30%-50%
Third Stage	25%	25%-35%	20%-35%

HEMPSTEAD & CO.
INCORPORATED

Management Budget

CAPRIUS, INC. & SUBSIDIARIES
Year 2009 - 2011

Summary P & L

	Calendar 2009 130 Units	Calendar 2010 270 Units	Calendar 2011 400 Units
	$	$	$
Sales	7,544,964	15,850,444	25,215,103
Cost of Goods	4,458,102	6,926,377	10,232,609
Gross Profit	3,086,862	8,924,066	14,982,494
Sales & Marketing	1,254,230	1,805,076	2,886,091
R&D - Production Transplant	70,000	80,000	89,600
General & Administrative	1,078,320	1,293,984	1,552,781
Non Public Company Expenses	158,400	174,240	191,664
Total Expenses	2,560,960	3,353,300	4,720,136
Net Profit Before Interest, Taxes, Depn & Amort.	525,912	5,570,766	10,262,358
Going Private Costs	350,000	0	0
Interest Expense	0	0	0
Net Profit Before Taxes, Depn & Amort.	175,912	5,570,766	10,262,358
Taxes	0	0	0
Net Profit Before Depn & Amort.	$175,912	$5,570,766	$10,262,358

HEMPSTEAD & CO.
INCORPORATED

Stand-Alone Projections

- Company has a history of underperforming projections – extend 3 yrs. To 5 yrs
- Potential is 400 units /yr
- Adjust gross margin to 50% - terminal year EBITDA of $7 million
- Assume cash flow breakeven years 1-5
- Exit multiples of 5-7x EBITDA
- Discount rates of 35%-45%

Stand-Alone DCF Analysis

Terminal Value Calculation			Present Value of Terminal		
Year 5 EBITDA	Multiple	Terminal Value	35%	40%	45%
			0.22	0.19	0.16
$ 7,000,000	5	35,000,000	$ 7,805,473	$ 6,507,705	$ 5,460,445
7,000,000	6	42,000,000	9,366,567	7,809,246	6,552,534
7,000,000	7	49,000,000	10,927,662	9,110,787	7,644,623

Equity Values (assuming $5.5 million debt)			Per-Share Values		
Discount Rates			Discount Rates		
35%	40%	45%	35%	40%	45%
$ 2,305,473	$ 1,007,705	$ (39,555)	0.16	0.07	(0.00)
3,866,567	2,309,246	1,052,534	0.28	0.16	0.07
5,427,662	3,610,787	2,144,623	0.39	0.26	0.15

HEMPSTEAD & CO.
INCORPORATED

DCF Analysis

- Initial Vintage Offer: $0.03 / share
- Negotiations with Special Committee result in increased offer to $0.065/ share
- Price range is within DCF matrix
- Price is significant premium to market and initial offer

Asset-Based Approach

- Under an asset-based approach, a stock's value is related to the underlying asset value of the company.
- Relevant when realization of the subject company's underlying net asset value is a relevant consideration (e.g. bankruptcy / liquidation).
- Net asset value (stockholders' equity) is negative.
- D. Morgan estimates $11.0 million in sunk costs related to intellectual property.
- Key intellectual property value (licenses) is foregone in a liquidation scenario.
- Prospective value of IP assets is incorporated into DCF analysis.

Summary: Stand-Alone Valuation of Caprius

- Market-Based Indications
  - Stock Price: $0.02
  - Guideline Company and Transaction/M&A method are not considered as primary valuation methods.
- Earnings-Based Indications
  - DCF Analysis: $0.065 negotiated price is within matrix range.
- Asset-Based Indications
  - Liquidation recovery for common shareholders is likely negligible due to potential loss of key intellectual property (EPA/State environmental approvals).

Opinion of Fairness

- Based upon the relevant facts and our interpretation of them, it is our opinion that the Common Stock Merger Consideration to be received by the common stockholders of Caprius, Inc. on an as-converted basis, as a consequence of the Merger, is fair to the common stockholders of Caprius, Inc., from a financial point of view.

- Our opinion is based upon the assumption that the Series E and Series F Preferred Stock of the Company are converted to common stock, resulting in total common share equivalents of 14,056,865.